Exhibit 99.1

Qihoo 360 First Quarter 2013 Unaudited Financial Results

First Quarter Financial Highlights(1)

•	Revenues were $109.9 million, a 58.6% increase from $69.3 million in the first quarter of 2012.

•	Net income attributable to Qihoo 360 was $5.6 million, compared to $14.1 million in the first quarter of 2012.

•	Net income attributable to Qihoo 360 excluding share-based compensation (non-GAAP)(1) was $17.5 million, compared to $25.7 million in the first quarter of 2012.

•	Diluted earnings per ADS(2) (“EPADS”) attributable to Qihoo 360 was $0.04, compared to $0.12 in the same period last year.

•	Diluted EPADS attributable to Qihoo 360 excluding share-based compensation (non-GAAP)(1) was $0.14, compared to $0.21 in the same period last year.

First Quarter Operating Metrics

•	Total monthly active users of Qihoo 360’s products and services reached a record 457 million in March 2013, compared to 411 million in March 2012(3).

•	User penetration of Qihoo 360’s products was 95.8% in March 2013, compared to 93.4% in March 2012 (3).

•	Total smartphone users of Qihoo 360’s primary mobile security product (4) reached approximately 275 million in March 2013, compared to 74 million in March 2012.

•	Monthly active users of Qihoo 360’s browsers reached a record 332 million in March 2013, compared to 273 million in March 2012 (3).

•	User penetration of Qihoo 360’s browsers reached a record 69.6% in March 2013, compared to 62% in March 2012 (3).

•	Average daily unique visitors to the 360 Personal Start-up Page and its sub-pages were 94 million in the first quarter of 2013, compared to 77 million in the first quarter of 2012.

(1) Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled "About Non-GAAP Financial Measures" and "Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures" at the end of the press release.

(2) American Depositary Shares, which are traded on the NYSE. Every two ADSs represent three Class A ordinary shares of the Company.

(3) User and market penetration data is based on data from iResearch as of March 2013.

(4) Referring to 360 Mobile Safe, the Company’s primary mobile security product.

•	Average daily clicks on Qihoo 360’s Personal Start-up Page and its sub-pages were approximately 489 million in the first quarter of 2013, compared to 295 million in the first quarter of 2012.

•	Paying users of Qihoo 360’s web game platform were approximately 281,000 in March 2013, compared to 139,000 in March 2012.

First Quarter 2013 Results

Revenues

Revenues were $109.9 million, representing an increase of 58.6% from $69.3 million in the first quarter of 2012 and an increase of 6.7% from $103.0 million in the fourth quarter of 2012. The strong year-over-year growth in revenues was mainly due to continued momentum in both online advertising and Internet value-added services.

Online advertising revenues were $63.4 million, representing an increase of 39.6% from the same period last year and a decrease of 5% from the prior quarter. The healthy year-over-year increase was primarily driven by increased monetization of user activities among the Company’s key products, such as the 360 browsers and Personalized Start-up Pages, despite a soft macro environment. The quarter-over-quarter decline in online advertising reflected normal seasonal trends in certain business verticals.

Internet value-added service revenues, which are mainly derived from web game operations, were $45.8 million, up 118.9% from the same period last year and 30.4% from the prior quarter. The strong year-over-year and quarter-over-quarter increases were mainly driven by solid growth in the Company’s paying game user base and expanded game portfolio.

Cost of Revenues

Cost of revenues were $13.9 million, compared to $7.6 million in the first quarter of 2012 and $10.6 million in the fourth quarter of 2012, representing increases of 82.7% and 30.6%, respectively.

Operating Expenses

Operating expenses were $89.2 million, compared to $47.2 million in the first quarter of 2012 and $82.6 million in the fourth quarter of 2012. Operating expenses excluding share-based compensation (non-GAAP) were $77.2 million, compared to $35.5 million in the first quarter of 2012 and $68.6 million in the prior quarter.

The year-over-year and sequential increases in non-GAAP operating expenses were mainly driven by increased marketing expenses, personnel-related costs, professional fees, and bandwidth and equipment depreciation expenses, as the Company continued to enhance its technology and product development capabilities, strengthen its brand in mobile Internet and expand its business initiatives.

Operating Income

Operating income was $6.8 million, compared to $14.4 million in the first quarter of 2012 and $12.1 million in the prior quarter.

Operating income excluding share-based compensation (non-GAAP) was $18.8 million, compared to $26.1 million in the first quarter of 2012 and $26.1 million in the prior quarter.

Operating margin was 6.2%, compared to 20.9% in the fourth quarter of 2012 and 11.8% in the prior quarter.

Operating margin excluding share-based compensation (non-GAAP) was 17.1%, compared to 37.7% in the first quarter of 2012 and 25.4% in the prior quarter.

The year-over-year and sequential decline in non-GAAP operating margin was due to increased expenses in the abovementioned areas related to new business initiatives in search and mobile Internet.

Net Income attributable to Qihoo 360

Net income attributable to Qihoo 360 was $5.6 million, compared to $14.1 million in the first quarter of 2012 and $12.8 million in the prior quarter.

Net income attributable to Qihoo 360 excluding share-based compensation (non-GAAP) was $17.5 million, compared to $25.7 million in the first quarter of 2012 and $26.7 million in the prior quarter.

Net Margin

Net margin was 5.1%, compared to 20.3% in the same period last year, and 12.4% in the prior quarter.

Net margin excluding share-based compensation (non-GAAP) was 15.9%, compared to 37.2% in the same period last year and 26.0% in the prior quarter. The year-over-year and sequential decline in non-GAAP net margin was also due to increased expenses in the abovementioned areas related to new business initiatives in search and mobile Internet.

Diluted Earnings per ADS

Diluted EPADS for the first quarter of 2013 was $0.04, and diluted EPADS for the first quarter of 2013 excluding share-based compensation (non-GAAP) was $0.14. Both GAAP and non-GAAP weighted average ADS used in computing diluted EPADS was 125.8 million.

Cash Flows and Balance Sheet

Net cash outflow from operations in the first quarter of 2013 was $27.9 million, compared to net operating cash inflow of $25.8 million in the same period last year and $53.1 million in the prior quarter. Cash capital expenditures were $57.1 million. The operating cash outflow and the increase in capital expenditures during the quarter were mainly due to the second installment payment of the Company’s new headquarters. As of March 31, 2013, the Company had cash and cash equivalents of $300.9 million.

About Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	December 31,	March 31,
	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	380,664	300,935
Restricted Cash	1,905	1,910
Trading securities	179	202
Accounts receivable (net of allowance for doubtful accounts of $213 and $197 as of December 31, 2012 and March 31, 2013, respectively)	23,591	37,580
Prepaid expenses and other current assets	26,802	23,654
Amount due from related party	-	1,503
Deferred tax assets – current	2,131	2,153
Total current assets	435,272	367,937
Property and equipment, net	126,035	130,240
Land use rights, net	73,645	73,454
Acquired intangible assets, net	12,310	11,464
Goodwill	4,628	4,642
Long-term investments	27,559	28,689
Other noncurrent assets	9,335	9,677
Deferred tax assets – noncurrent	745	1,003
TOTAL ASSETS	689,529	627,106
LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $7,109 and $13,425 as of December 31, 2012 and March 31, 2013, respectively)	7,109	13,464
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $41,636 and $42,153 as of December 31, 2012 and March 31, 2013, respectively)	168,694	72,308
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $17,520 and $25,628 as of December 31, 2012 and March 31, 2013, respectively)	21,049	30,869
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $2,710 and $1,466 as of December 31, 2012 and March 31, 2013, respectively)	6,862	6,686
Total current liabilities	203,714	123,327
Deferred tax liabilities – noncurrent	790	780
Deferred revenue-noncurrent (including deferred revenue-noncurrent of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $3,242 and $522 as of December 31, 2012 and March 31, 2013, respectively)	6,762	3,807

TOTAL LIABILITIES	211,266	127,914

EQUITY
Total Qihoo 360 Technology Co. Ltd. Shareholders’ equity	478,096	499,014
Noncontrolling interest	167	178
Total equity	478,263	499,192
TOTAL LIABILITIES AND EQUITY	689,529	627,106

  Qihoo 360 Technology Co. Ltd.

  Condensed Consolidated Statements of operations

  (U.S. dollars in thousands, except for shares and per share data)

  (Unaudited)

	Three Months Ended
	March 31, 2012	December 31, 2012	March 31, 2013
Revenues:
Internet services	69,152	102,951	109,877
Sales of third party anti-virus software	124	-	-
Total revenues	69,276	102,951	109,877
Cost of revenues:
Internet services	7,583	10,649	13,906
Sales of third party anti-virus software	29	-	-
Total cost of revenues	7,612	10,649	13,906
Subsidy income	7	2,428	3
Operating expenses:
Selling and marketing	11,854	18,616	27,062
General and administrative	7,629	10,450	11,895
Product development	27,742	52,169	50,211
Impairment loss on intangible assets	-	1,348	-
Total operating expenses	47,225	82,583	89,168

Income from operations	14,446	12,147	6,806
Interest income, net	1,512	1,658	1,437
Other income (expense)	334	773	(1)
Exchange (loss) gain	(99)	966	361
Impairment loss on long-term investments	-	(2,145)	-
Changes on fair value of trading securities	54	6	23
Dividend income from a cost method investee	-	-	174
Gain on disposal of subsidiaries and long-term investments	3,566	2,024	-
Income before income tax expense and loss from equity method investments	19,813	15,429	8,800

Income tax expense	(5,043)	(1,439)	(2,217)
Loss from equity method investments	(680)	(1,355)	(1,021)

Net income	14,090	12,635	5,562

Add: Net (Income) loss attributable to noncontrolling interest	(24)	117	(11)
Net income attributable to
Qihoo 360 Technology Co. Ltd.	14,066	12,752	5,551
Net income per ordinary share-basic	0.08	0.07	0.03
Net income per ordinary share-diluted	0.08	0.07	0.03

Weighted average shares used in calculating net income per ordinary share- basic (in millions)(a)	176	177	178
Weighted average shares used in calculating net income per ordinary share-diluted (in millions)(a)	182	185	189

(a): 3 Ordinary Shares = 2 ADSs

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

(Unaudited)

	Three-month period ended
	March 31, 2012	March 31, 2013
Cash flows from operating activities:
Net income	14,090	5,562
Share-based compensation	11,683	11,967
Depreciation and amortization	2,046	8,847
Amortization of land use rights	-	420
Loss on disposal of fixed assets	-	212
Loss on equity method investments	680	1,021
Gain on disposal of subsidiaries and long-term investments	(3,566)	-
Unrealized holding gain on trading securities	(54)	(23)
Provision of allowance for doubtful accounts	81	-
Dividend income from a cost method investee	-	(174)
Changes in operating assets and liabilities	848	(55,769)
Net cash provided by/(used in) operating activities	25,808	(27,937)
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(5,877)	(57,074)
Payment for the purchase of other assets	(459)	-
Consideration paid in connection with business acquisition	-	(921)
Payment for long-term investments	(4,565)	(828)
Cash collected from sale of a subsidiary	4,141	-
Proceeds from disposal of property and equipment and intangible assets	-	1
Net cash used in by investing activities	(6,760)	(58,822)

Cash flows from financing activities:
Proceeds from exercise of stock option	512	6,624
Net cash provided by financing activities	512	6,624

Effect of exchange rate changes	(27)	406
INCREASE IN CASH	19,533	(79,729)
CASH, BEGINNING OF PERIOD	343,731	380,664
CASH, END OF PERIOD	363,264	300,935

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

	Three Months Ended March 31, 2012			Three Months Ended December 30, 2012			Three Months Ended March 31, 2013
	GAAP	Adjustment(c)	Non-GAAP	GAAP	Adjustment(c)	Non-GAAP	GAAP	Adjustment(c)	Non-GAAP

Operating expenses	$47,225	$(11,679)	$35,546	$82,583	$(13,976)	$68,607	$89,168	$(11,967)	$77,201

Income from operations	$14,446	$11,683	$26,129	$12,147	$13,976	$26,123	$6,806	$11,967	$18,773
Operating margin	20.9%		37.7%	11.8%		25.4%	6.2%		17.1%

Net income attributable to Qihoo 360 Technology Co. Ltd.	$14,066	$11,683	$25,749	$12,752	$13,976	$26,728	$5,551	$11,967	$17,518
Net margin	20.3%		37.2%	12.4%		26.0%	5.1%		15.9%
Diluted earnings per ADS	$0.12		$0.21	$0.10		$0.22	$0.04		$0.14

(c): Adjustment to exclude the share-based compensation expense of each period.